NEWS RELEASE
May 15, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Energy Ltd. Provides Clarification

Vancouver, May 15, 2008 – In regards to recent comments published by certain news media agencies, Tournigan Energy Ltd. clarifies that it is in confidential discussions with a number of industry parties in the normal course of business. No agreements have been entered into at this time.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

                "James Walchuck"
James Walchuck, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com